UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Hiroshima Ginko

(Name of Subject Company)

The Hiroshima Bank, Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

The Hiroshima Bank, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

The Hiroshima Bank, Ltd.

Attn: Shinichi Yokomi

3-8, Kamiya-cho, 1-chome, Naka-Ku, Hiroshima 730-0031, Japan

+8182-504-3823

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number	Description

99.1	Notice of the Annual General Meeting of Shareholders
99.2	Presentation for Annual General Meeting of Shareholders
99.3	Securities Registration Statement

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each document attached as an exhibit to this Form CB.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

The Hiroshima Bank, Ltd. submitted to the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated September 10, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Hiroshima Bank, Ltd.

By:	/s/ Shinichi Yokomi
Name:	Shinichi Yokomi
Title:	Executive Officer, General Manager, Management Planning Division

Date:  May 28, 2020